Exhibit 99.1

DouYu International Holdings Limited Reports Unaudited Financial Results For Fourth Quarter and Full Year 2020

WUHAN, China, March 23, 2021 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•	Total net revenues in the fourth quarter of 2020 increased by 10.0% to RMB2,269.2 million (US$347.8 million) from RMB2,062.9 million in the same period of 2019.

•	Gross profit in the fourth quarter of 2020 was RMB182.2 million (US$27.9 million), compared with RMB375.2 million in the same period of 2019.

•	Net loss in the fourth quarter of 2020 was RMB228.7 million (US$35.0 million), compared with a net income of RMB157.4 million in the same period of 2019.

•	Adjusted net loss in the fourth quarter of 2020 was RMB176.9 million (US$27.1 million), compared with an adjusted net income of RMB186.4 million in the same period of 2019.

•	Average MAUs in the fourth quarter of 2020 increased by 5.2% to 174.4 million from 165.8 million in the same period of 2019.

•	Average mobile MAUs in the fourth quarter of 2020 increased by 6.9% to 58.2 million from 54.4 million in the same period of 2019.

•	Quarterly average paying user count in the fourth quarter of 2020 increased by 4.6% to 7.6 million from 7.3 million in the same period of 2019.

Full Year 2020 Financial Highlights

•	Total net revenues for the full year of 2020 increased by 31.8% to RMB9,601.9 million (US$1,471.6 million) from RMB7,283.2 million in the same period of 2019.

•

Gross profit for the full year of 2020 increased by 30.4% to RMB1,560.3 million (US$239.1 million) from RMB1,196.2 million in the same period of 2019, implying a gross margin of 16.3% in the full year of 2020.

•

Net income for the full year of 2020 increased by 1,113.7% to RMB404.7 million (US$62.0 million) from RMB33.3 million in the same period of 2019, implying a net margin of 4.2% in the full year of 2020.

•	Adjusted net income for the full year of 2020 increased by 56.3% to RMB541.6 million (US$83.0 million) from RMB346.4 million in the same period of 2019, implying an adjusted net margin of 5.6%.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “As a leading game-centric live streaming platform in China, we continued to deliver strong operational results as our average mobile MAUs increased by 6.9% year over year to 58.2 million in the fourth quarter. Additionally, by the end of 2020, the improvements we had made to our video and community segments enabled us to establish a fully integrated content ecosystem on top of our leading live streaming business. This improvement has laid a solid foundation for us to further develop our diversified and integrated game-centric content platform.”

Mr. Hao Cao, Vice President of DouYu, commented, “We maintained our strong financial performance in the full year of 2020 as our total net revenues increased by 32% year over year to RMB 9.6 billion . Meanwhile, adjusted net income was RMB 541.6 million and adjusted net margin was 5.6%, representing an increase of approximately 80 basis points from last year. Looking ahead, we will continue to explore improvements for our platform’s monetization capabilities, enhance our monetization efficiency, and further utilize our operating leverage to bring more long-term value to our shareholders.”

Fourth Quarter 2020 Financial Results

Total net revenues in the fourth quarter of 2020 increased by 10.0% to RMB2,269.2 million (US$347.8 million) from RMB2,062.9 million in the same period of 2019, primarily driven by the increase in live streaming revenues.

Live streaming revenues in the fourth quarter of 2020 increased by 9.4% to RMB2,070.7 million (US$317.3 million) from RMB1,892.5 million in the same period of 2019. This increase was primarily attributable to an increase in paying users and ARPPU driven by improved user paying experience, which resulted from the Company’s ongoing product refinement efforts, as well as the Company’s cultivation of user paying habits through expansion of paying scenarios.

Advertising and other revenues in the fourth quarter of 2020 increased by 16.5% to RMB198.5 million (US$30.4 million) from RMB170.4 million in the same period of 2019, primarily attributable to the Company’s enhanced brand recognition and the corresponding increase in advertising demand for the Company’s competitive advertising and promotion solutions.

Cost of revenues in the fourth quarter of 2020 increased by 23.7% to RMB2,087.0 million (US$319.9 million) from RMB1,687.7 million in the same period of 2019, primarily due to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs in the fourth quarter of 2020 increased by 25.6% to RMB1,850.2 million (US$283.6 million) from RMB1,473.3 million in the same period of 2019. This increase was primarily attributable to increased investments in the broadcasting rights for eSports tournaments and the in-house production of proprietary events, increased revenue sharing fees, which was in line with the Company’s total revenue growth, and increased investments in quality streamers in the oversea market.

Bandwidth costs in the fourth quarter of 2020 increased by 12.7% to RMB170.7 million (US$26.2 million) from RMB151.4 million in the same period of 2019, primarily due to the increase in high-quality viewing options, such as 4K high-definition video, offered on the Company’s platform, which led to higher user engagement.

Gross profit in the fourth quarter of 2020 was RMB182.2 million (US$27.9 million), compared with RMB375.2 million in the same period of 2019, which was due to the increase in revenue sharing fees and content costs as a percentage of total revenues.

Sales and marketing expenses in the fourth quarter of 2020 increased by 27.3% to RMB170.7 million (US$26.2 million) from RMB134.1 million in the same period of 2019, primarily attributable to the increase in promotional activities on key eSports tournaments and in prizes for the Company’s self-produced events.

Research and development expenses in the fourth quarter of 2020 increased by 18.6% to RMB118.9 million (US$18.2 million) from RMB100.2 million in the same period of 2019, mainly due to the Company’s application upgrades and video-related technology improvements.

General and administrative expenses in the fourth quarter of 2020 increased by 54.0% to RMB117.7 million (US$18.0 million) from RMB76.4 million in the same period of 2019, mainly due to the increase in professional service fees related to the Company’s potential merger with Huya.

Other operating loss, net in the fourth quarter of 2020 was RMB7.3 million (US$1.1 million), compared with other operating income of RMB59.7 million in the same period of 2019.

Loss from operations in the fourth quarter of 2020 was RMB232.4 million (US$35.6 million), compared with an operating income of RMB124.1 million in the same period of 2019.

Adjusted operating loss1 in the fourth quarter of 2020, which adds back share-based compensation expenses, was RMB199.1 million (US$30.5 million), compared with an adjusted operating income of RMB141.5 million in the same period of 2019.

Income tax expenses in the fourth quarter of 2020 and 2019 were nil due to the Company’s cumulative net losses and the resulting tax loss carry forward.

Net loss in the fourth quarter of 2020 was RMB228.7 million (US$35.0 million), compared with a net income of RMB157.4 million in the same period of 2019.

Adjusted net loss in the fourth quarter of 2020, which excludes share-based compensation expenses, share of income in equity method investments, and impairment loss of investments, was RMB176.9 million (US$27.1 million), compared with an adjusted net income of RMB186.4 million in the same period of 2019, implying an adjusted net loss margin of 7.8% for the fourth quarter of 2020.

Basic and diluted net loss per ADS2 in the fourth quarter of 2020 were RMB0.61 (US$0.09) and RMB0.59 (US$0.09) respectively. Adjusted basic and diluted net loss per ADS in the fourth quarter of 2020 were RMB0.45 (US$0.07) and RMB0.45 (US$0.07) respectively.

Full Year 2020 Financial Results

[1]

“Adjusted operating income” is defined as operating income adding back share-based compensation expenses. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

[2]	Every ten ADSs represent one ordinary share.

Total net revenues for the full year of 2020 increased by 31.8% to RMB9,601.9 million (US$1,471.6 million) from RMB7,283.2 million in the same period of 2019, primarily driven by a 33.8% year-over-year increase in live streaming revenues.

Gross profit for the full year of 2020 increased by 30.4% to RMB1,560.3 million (US$239.1 million) from RMB1,196.2 million in the same period of 2019. Gross margin in the full year of 2020 was 16.3%.

Income from operations for the full year of 2020 was RMB262.1 million (US$40.2 million), compared with a loss from operations of RMB131.7 million in the same period of 2019.

Adjusted operating income for the full year of 2020, which adds back share-based compensation expenses, increased by 154.0% to RMB404.2 million (US$62.0 million) from RMB159.1 million in the same period of 2019.

Net income for the full year of 2020 increased by 1,113.7% to RMB404.7 million (US$62.0 million) from RMB33.3 million in the same period of 2019.

Adjusted net income for the full year of 2020, which excludes share-based compensation expenses, share of loss (income) in equity method investments, and impairment loss of investments, increased by 56.3% to RMB541.6 million (US$83.0 million) from RMB346.4 million in the same period of 2019, implying an adjusted net margin of 5.6% for the full year of 2020.

Basic and diluted net income per ADS for the full year of 2020 were RMB1.52 (US$0.23) and RMB1.47 (US$0.23) respectively. Adjusted basic and diluted net income per ADS in the full year of 2020 were RMB1.95 (US$0.30) and RMB1.95 (US$0.30) respectively.

Conference Call Information

The Company will hold a conference call on Tuesday, March 23, 2021, at 8:00 am Eastern Time (or 8:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	3971814

The replay will be accessible through March 30, 2021, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Conference ID:	10153048

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income is calculated as net loss adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss on investments. Adjusted net income attributable to DouYu is calculated as net income attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment or subsidiaries and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment or subsidiaries and (iv) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

In addition to factors previously disclosed in Huya and DouYu’s documents filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Huya and DouYu to terminate the definitive merger agreement between Huya and DouYu; the outcome of any legal proceedings that may be instituted against Huya, DouYu or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to Huya’s or DouYu’s business; a delay in closing the merger; the ability to obtain approval by DouYu’s shareholders on the expected terms and schedule; business disruptions from the proposed merger that will harm Huya’s or DouYu’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; certain restrictions during the pendency of the merger that may impact Huya’s or DouYu’s ability to pursue certain business opportunities or strategic transactions; the ability of Huya or DouYu to retain and hire key personnel; uncertainty as to the long-term value of the Class A ordinary shares of Huya following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Huya and DouYu operate; changes in Huya’s or DouYu’s anticipated revenue and income; changes in DouYu’s operating or other expenses; the degree to which Huya or DouYu encounters competition; and general political, economic and market conditions.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2019	2020	2020
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	8,091,990	5,279,902	809,180
Restricted cash	42,903	11,875	1,820
Short-term bank deposits	—	2,230,229	341,798
Account receivables, net(2)	188,100	199,744	30,612
Prepayment	50,304	66,257	10,154
Amounts due from related parties	24,044	9,045	1,386
Other current assets	204,310	236,704	36,276

Total current assets	8,601,651	8,033,756	1,231,226
Property and equipment, net	38,909	37,792	5,792
Intangible assets, net	198,057	141,672	21,712
Long-term bank deposits	—	100,000	15,326
Investments	225,534	500,659	76,729
Goodwill	30,973	12,933	1,982
Right-of-use assets, net(3)	—	62,141	9,524
Other non-current assets	8,547	19,004	2,912

Total non-current assets	502,020	874,201	133,977

TOTAL ASSETS	9,103,671	8,907,957	1,365,203

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current liabilities
Accounts Payable	890,039	986,073	151,122
Advances from customers	17,135	10,911	1,672
Deferred revenue	195,983	242,013	37,090
Accrued expenses and other current liabilities	392,347	384,041	58,857
Amounts due to related parties	298,733	223,525	34,257
Lease liabilities due within one year(3)	—	36,281	5,560

Total current liabilities	1,794,237	1,882,844	288,558
Deferred revenue	46,070	30,779	4,717
Lease liabilities(3)	—	16,952	2,598

Total non-current liabilities	46,070	47,731	7,315

TOTAL LIABILITIES	1,840,307	1,930,575	295,873

(1)

Translations of RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on Dec 31, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)

The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” since the beginning of the year ended December 31, 2020 with modified retrospective method, which did not have a significant impact on the consolidated financial statements.

(3)

The Group adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” and its amendments since the beginning of the year ended December 31, 2020 with modified retrospective method. The impact upon adoption of this standard is recognizaiton of assets and liabilities amounting to RMB100.3 million and RMB81.9 million, respectively, beginning January 1, 2020 for leased offices with terms of more than 12 months.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2019	2020	2020
	RMB	RMB	US$(1)
Shareholders’ equity
Ordinary shares	22	23	4
Treasury stock	(168,567)	(695,098)	(106,528)
Additional paid-in capital	10,324,278	10,486,398	1,607,111
Accumulated deficit	(3,348,718)	(2,863,219)	(438,808)

Accumulated other comprehensive income	434,894	10,911	1,671

Total DouYu Shareholders’ equity	7,241,909	6,939,015	1,063,450

Non-controlling interests	21,455	38,367	5,880

Total Shareholders’ Equity	7,263,364	6,977,382	1,069,330

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	9,103,671	8,907,957	1,365,203

(1)

Translations of RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on Dec 31, 2020, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Net Revenues	2,062,902	2,546,489	2,269,197	347,770	7,283,230	9,601,874	1,471,552
Cost of revenues	(1,687,729)	(2,177,056)	(2,087,022)	(319,850)	(6,087,073)	(8,041,529)	(1,232,418)

Gross profit	375,173	369,433	182,175	27,920	1,196,157	1,560,345	239,134
Operating expenses (2)
Sales and marketing expenses	(134,118)	(160,251)	(170,708)	(26,162)	(598,695)	(580,374)	(88,946)
Research and development expense	(100,200)	(109,585)	(118,879)	(18,219)	(383,887)	(416,273)	(63,797)
General and administrative expenses	(76,433)	(94,187)	(117,699)	(18,038)	(446,143)	(375,936)	(57,615)
Other operating income, net	59,675	32,538	(7,272)	(1,114)	100,898	74,299	11,387

Total operating expenses	(251,076)	(331,485)	(414,558)	(63,533)	(1,327,827)	(1,298,284)	(198,971)

Income (loss) from operations	124,097	37,948	(232,383)	(35,613)	(131,670)	262,061	40,163
Other expenses, net	(7,900)	(5,591)	(3,403)	(522)	(22,882)	(27,394)	(4,198)
Foreign exchange gains	—	—	—	—	32,045	—	—
Interest Income, net	47,861	26,982	23,104	3,541	159,097	145,235	22,258
Gain on disposal of investment or subsidiaries	—	—	—	—	—	23,526	3,606

Income (loss) before income taxes	164,058	59,339	(212,682)	(32,594)	36,590	400,428	61,829
Income tax expenses	—	—	—	—	—	—	—
Share of income (loss) in equity method investments	(6,617)	264	(15,982)	(2,449)	(3,242)	1,306	200

Net income (loss)	157,441	59,603	(228,664)	(35,043)	33,348	404,734	62,029
Less: Net loss attributable to noncontrolling interest	(4,158)	(26,257)	(31,807)	(4,875)	(6,405)	(80,763)	(12,377)

Net income (loss) attributable to DouYu	161,599	85,860	(196,857)	(30,168)	39,753	485,497	74,406

Net income (loss) per ordinary share
Basic	4.95	2.68	(6.12)	(0.94)	1.32	15.19	2.33
Diluted	4.75	2.59	(5.95)	(0.91)	1.26	14.71	2.25
Net income (loss) per ADS(4)
Basic	0.50	0.27	(0.61)	(0.09)	0.13	1.52	0.23
Diluted	0.48	0.26	(0.59)	(0.09)	0.13	1.47	0.23
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	32,649,653	32,001,509	32,175,361	32,175,361	19,254,661	31,963,526	31,963,526
Diluted	33,989,356	33,089,461	33,110,583	33,110,583	31,442,931	33,012,682	33,012,682
Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	326,496,531	320,015,091	321,753,609	321,753,609	192,546,612	319,635,264	319,635,264
Diluted	339,893,557	330,894,613	331,105,828	331,105,828	314,429,306	330,126,823	330,126,823

(1)

Translations of RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on Dec 31, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Research and development expenses	5,035	5,515	5,504	844	38,324	22,157	3,396
Sales and marketing expenses	2,620	1,234	1,232	189	18,374	4,788	734
General and administrative expenses	9,698	26,460	26,506	4,062	234,084	115,210	17,657

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	US$(1)	RMB	RMB	US$(1)
Income (loss) from operations	124,097	37,948	(232,383)	(35,613)	(131,670)	262,061	40,163
Add:
Share-based compensation expenses	17,353	33,209	33,242	5,095	290,782	142,155	21,787

Adjusted Operating income (loss)	141,450	71,157	(199,141)	(30,518)	159,112	404,216	61,950

Net income (loss)	157,441	59,603	(228,664)	(35,043)	33,348	404,734	62,029
Add:
Share-based compensation expenses	17,353	33,209	33,242	5,095	290,782	142,155	21,787
Share of loss (income) in equity method investments	6,617	(264)	15,982	2,449	3,242	(1,306)	(200)
Gain on disposal of investment or subsidiaries	—	—	—	—	—	(23,526)	(3,606)
Impairment loss of investment	4,975	6,171	2,500	383	19,076	19,517	2,991

Adjusted net income (loss)	186,386	98,719	(176,940)	(27,116)	346,448	541,574	83,001

Net income (loss) attributable to DouYu	161,599	85,860	(196,857)	(30,168)	39,753	485,497	74,406
Add:
Share-based compensation expenses	17,353	33,209	33,242	5,095	290,782	142,155	21,787
Share of loss (income) in equity method investments	6,617	(264)	15,982	2,449	3,242	(1,306)	(200)
Gain on disposal of investment or subsidiaries	—	—	—	—	—	(23,526)	(3,606)
Impairment loss of investment	4,975	6,171	2,500	383	19,076	19,517	2,991

Adjusted net income (loss) attributable to DouYu	190,544	124,976	(145,133)	(22,241)	352,853	622,337	95,378

Adjusted net income (loss) per ordinary Share
Basic	5.84	3.91	(4.51)	(0.69)	17.58	19.47	2.98
Diluted	5.84	3.91	(4.51)	(0.69)	11.74	19.47	2.98
Adjusted net income (loss) per ADS(2)
Basic	0.58	0.39	(0.45)	(0.07)	1.76	1.95	0.30
Diluted	0.58	0.39	(0.45)	(0.07)	1.17	1.95	0.30

(1)

Translations of RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on Dec 31, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.